

Bob Messerschmidt · 3rd

Founder and CEO, Cor (follow me!)

Talks about #disruption, #technology, and #lifeimprovement

United States · **Contact info**

2,239 followers · 500+ connections

 Cor (Nueon Inc.)

 University of Pennsylvania

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Experience



Founder and CEO
Cor (Nueon Inc.)
2014 - Present · 8 yrs 2 mos
San Francisco

Formerly Nueon. We are doing something big and important with a drop of blood. Want to know more and want to help? Contact me!



Director, Platform Architect, Optics and Spectroscopy
Apple
Feb 2010 – Jan 2013 · 3 yrs
Cupertino, CA

Apple Watch Platform Architect



Founder and CEO
Newco (stealth)
2008 – 2010 · 2 yrs

Newco makes great things.

Education



University of Pennsylvania
Bachelor of Arts - BA, Natural Science, Biochemistry
1976 - 1980



University of Connecticut
Graduate credits in optics
1985 - 1986